Pembina Pipeline Corporation Announces Receipt of Final Regulatory Approval in Respect of Joint Venture Transaction with KKR

CALGARY, ALBERTA, July 28, 2022 – Pembina Pipeline Corporation ("Pembina" or the "Company") (TSX: PPL; NYSE: PBA) today announced that the Canadian Competition Bureau has issued a no-action letter for the joint venture transaction announced on March 1, 2022, between Pembina and KKR to combine their respective western Canadian natural gas processing assets into a single, new joint venture entity ("Newco") (the "Transaction"). Issuance of the no-action letter allows Pembina and KKR to proceed with next steps on closing the Transaction, which is expected to occur in August 2022 subject to the satisfaction of the remaining conditions. Pursuant to an agreement with the Competition Bureau, and consistent with Pembina's and KKR's intention to divest upon announcing their joint venture, Pembina and KKR's global infrastructure funds will divest the 50 percent, non-operated interest in the Key Access Pipeline System which will be contributed into Newco as part of the Transaction.

"Pembina is pleased to have received all regulatory approvals and is satisfied with the outcome and timely resolution of the Competition Bureau review. We are very excited to be able to move forward with our joint venture with KKR. We look forward to closing the transaction in the coming weeks and pursuing the efficiencies, cost reductions and enhanced customer service offering anticipated from combining three complementary platforms to create a premier, highly competitive western Canadian gas processing entity," said Jaret Sprott, Pembina's Senior Vice President & Chief Operating Officer.

About Pembina

Pembina Pipeline Corporation is a leading energy transportation and midstream service provider that has served North America's energy industry for more than 65 years. Pembina owns an integrated network of hydrocarbon liquids and natural gas pipelines, gas gathering and processing facilities, oil and natural gas liquids infrastructure and logistics services, and a growing export terminals business. Through our integrated value chain, we seek to provide safe and reliable infrastructure solutions which connect producers and consumers of energy across the world, support a more sustainable future and benefit our customers, investors, employees and communities. For more information, please visit pembina.com.

Purpose of Pembina:

To be the leader in delivering integrated infrastructure solutions connecting global markets:

- **Customers** choose us first for reliable and value-added services.

- **Investors** receive sustainable industry-leading total returns.

- **Employees** say we are the 'employer of choice' and value our safe, respectful, collaborative and inclusive work culture.

- **Communities** welcome us and recognize the net positive impact of our social and environmental commitment.

Pembina is structured into three Divisions: Pipelines Division, Facilities Division and Marketing & New Ventures Division.

Pembina's common shares trade on the Toronto and New York stock exchanges under PPL and PBA, respectively.

Forward-Looking Information and Statements

This news release contains certain forward-looking statements and forward-looking information (collectively, "forward-looking statements"), including forward-looking statements within the meaning of the "safe harbor" provisions of applicable securities legislation, that are based on Pembina's current expectations, estimates, projections and assumptions in light of its experience and its perception of historical trends. In some cases, forward-looking statements can be identified by terminology such as "expects", "estimates", "anticipates", "projects", "plans", "will", "would", "could", "potential", "continue", "commit" and similar expressions suggesting future events or future performance.

In particular, this news release contains forward-looking statements pertaining to, without limitation, the following: the joint venture transaction between Pembina and KKR, including the terms thereof, the expected closing date and the anticipated benefits thereof to Pembina, including expected efficiencies and cost reductions, and the proposed disposition by Newco of the non-operated interest in the Key Access Pipeline System.

The forward-looking statements are based on certain assumptions that Pembina has made in respect thereof as at the date of this news release regarding, among other things: the ability of Pembina and KKR to satisfy the conditions to closing of the joint venture transaction in a timely manner and substantially on the terms thereof; the ability of Newco to satisfy the conditions to closing of the acquisition of the remaining 51% interest in ETC in a timely manner and substantially on the terms thereof; that favourable circumstances continue to exist in respect of the operation of the assets contributed to Newco; that Newco's future results of operations will be consistent with management expectations in relation thereto; oil and gas industry exploration and development activity levels and the geographic region of such activity; prevailing regulatory, tax and environmental laws and regulations; the ability of Newco to maintain an investment grade rating; future cash flows; prevailing commodity prices, interest rates, carbon prices, tax rates and exchange rates; the availability of capital to fund Newco's future capital requirements; future operating costs; that counterparties will comply with contracts in a timely manner; that there are no unforeseen events preventing the performance of contracts; that there are no unforeseen material costs relating to the relevant facilities which are not recoverable from customers; and maintenance of operating margins.

Although Pembina believes the expectations and material factors and assumptions reflected in these forward-looking statements are reasonable as of the date hereof, there can be no assurance that these expectations, factors and assumptions will prove to be correct. These forward-looking statements are not guarantees of future performance and are subject to a number of known and unknown risks and uncertainties that could cause actual events or results to differ materially, including, but not limited to: the ability of Pembina and KKR to satisfy, in a timely manner, the other conditions to the closing of the joint venture transaction; the ability of Newco to satisfy, in a timely manner, the conditions to closing of the acquisition of the remaining 51% interest in ETC; the failure to realize the anticipated benefits and/or synergies of the joint venture transaction due to integration issues or otherwise; expectations and assumptions concerning, among other things: customer demand for Newco's assets and services; commodity prices, interest rates and foreign exchange rates; planned synergies, operating and capital efficiencies and cost-savings; applicable tax laws; future production rates; the sufficiency of budgeted capital expenditures in carrying out planned activities; labour and material shortages; non-performance or default by counterparties to agreements entered into in respect of Newco's business; the impact of competitive entities and pricing; reliance on key relationships and agreements; reliance on third parties to successfully operate and maintain certain assets; the regulatory environment and decisions and Indigenous and landowner consultation requirements; actions by governmental or regulatory authorities, including changes in tax laws and treatment, changes in royalty rates, climate change initiatives or policies or increased environmental regulation; fluctuations in operating results; adverse general economic and market conditions in Canada, North America and worldwide, including changes, or prolonged weaknesses, as applicable, in interest rates, foreign exchange rates, commodity prices, supply/demand trends and overall industry activity levels; risks relating to the current and potential adverse impacts of the COVID-19 pandemic; lower than anticipated results of operations and cash flow accretion to Pembina from Newco; the ability to access various sources of debt and equity capital; changes in credit ratings; counterparty credit risk; technology and cyber security risks; natural catastrophes; and certain other risks and uncertainties detailed in Pembina's Annual Information Form and Management's Discussion and Analysis ("MD&A"), each dated February 24, 2022 for the year

ended December 31, 2021, Pembina's MD&A dated May 5, 2022 for the three months ended March 31, 2022 and from time to time in Pembina's public disclosure documents available at www.sedar.com, www.sec.gov and through Pembina's website at www.pembina.com.

This list of risk factors should not be construed as exhaustive. Readers are cautioned that events or circumstances could cause actual results to differ materially from those predicted, forecasted, or projected. The forward-looking statements contained in this news release speak only as of the date hereof. Pembina does not undertake any obligation to publicly update or revise any forward-looking statements contained herein, except as required by applicable laws. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

For further information:

Investor Relations

(403) 231-3156

1-855-880-7404

e-mail: investor-relations@pembina.com

www.pembina.com